AMERANT BANCORP INC.
EXHIBIT 22

As of June 30, 2020, the following entity is a subsidiary guarantor of the $60.0 million aggregate principal amount of 5.75% senior notes due 2025 issued by Amerant Bancorp Inc.:

Name of entity	State of Incorporation
Amerant Florida Bancorp Inc.	Florida